Exhibit 99.1

SIMPPLE Ltd. Fully Regains Compliance with Nasdaq’s Continued Listing Requirements

SINGAPORE – July 24, 2025 – SIMPPLE Ltd (Nasdaq: SPPL) (“SIMPPLE” or “the Company”), a leading technology provider and innovator in the facilities management sector, today announced that it has received notice from The Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that the Company has regained compliance with the Nasdaq Capital Market’s minimum stockholders’ equity requirement and annual shareholder meeting requirement, as required by Nasdaq Listing Rules.

As previously reported in the Company’s Form 6-K dated January 21, 2025, the Company did not comply with the minimum stockholders’ equity of $2,500,000 as required for continued listing on Nasdaq set forth in Nasdaq Listing Rule 5550(b)(1).

The Company has since filed a Form 6-K dated July 7, 2025, stating that the Company had executed a series of securities purchase agreements with investors to raise aggregate gross proceeds of $2.0 million resulting from the sale of 1,333,334 shares through a private investment in public equity (PIPE). As a result of the closing of the private placement on June 30, 2025, the Company’s shareholders’ equity exceeded $2.5 million. SIMPPLE intends to use the net proceeds from the PIPE to advance development of its technologies, extensive pipeline, and global expansion.

On July 22, 2025, Nasdaq notified the Company that the Company complies with the Listing Rule 5550(b)(1), subject to the Company’s disclosure in a Form 6-K no later than July 25, 2025, providing a description of the completed transaction or event that enabled the Company to satisfy the stockholders’ equity requirement for continued listing. Nasdaq will continue to monitor the Company’s ongoing compliance with the stockholders’ equity requirement and, if at the time of its next periodic report, the Company does not evidence compliance, it may be subject to delisting. At that time, Staff will provide written notification to the Company, which may then appeal Staff’s determination to a Hearings Panel.

“We are pleased to have successfully regained compliance with Nasdaq’s continued listing requirements and consider this latest notification a key milestone that underscores our broader business objectives” said Norman Schroeder, SIMIPPLE’s chief executive. “We believe it’s an important outcome that goes to SIMPPLE’s credibility, and best interest of our valued investors, partners, and stakeholders, as we continue to invest in our technology advancements and global growth objectives.”

The Company will continue to monitor its ongoing compliance with all applicable Nasdaq listing standards and will provide further updates as and when required.

About SIMPPLE LTD.

Headquartered in Singapore, SIMPPLE LTD. is an advanced technology solution provider in the emerging PropTech space, focused on helping facilities owners and managers manage facilities autonomously. Founded in 2016, the Company has a strong foothold in the Singapore facilities management market, serving over 60 clients in both the public and private sectors and extending out of Singapore into Australia and the Middle East. The Company has developed its proprietary SIMPPLE Ecosystem, to create an automated workforce management tool for building maintenance, surveillance and cleaning comprised of a mix of software and hardware solutions such as robotics (both cleaning and security) and Internet-of-Things (“IoT”) devices.

For more information on SIMPPLE, please visit: https://www.simpple.ai/

Safe Harbour Statement

This press release contains forward-looking statements. In addition, from time to time, we or our representatives may make forward-looking statements orally or in writing. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement.

Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties, and assumptions about us. We are not obligated to publicly update or revise any forward-looking statement, whether as a result of uncertainties and assumptions, the forward-looking events discussed in this press release and other statements made from time to time by us or our representatives might not occur.

For investor and media inquiries, please contact:

SIMPPLE LTD.

Investor Relations Department

Email: ir@simpple.ai